United States securities and exchange commission logo





                                 December 15, 2022

       Armin Afzalipour
       Co-President
       MCI Income Fund VII, LLC
       2101 Cedar Springs, Suite 700
       Dallas, Texas 75201

                                                        Re: MCI Income Fund
VII, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed November 18,
2022
                                                            File No. 024-12073

       Dear Armin Afzalipour:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed November 18, 2022

       Offering Circular Summary, page 2

   1. To enhance readability and understanding of the nature of your business, please revise the first paragraph
describing your company using plain English principles so that someone not already familiar
with your business may easily understand it.
   2. Please revise to identify the types of third parties and the specific affiliates of the
                                                        Developer or Company
who might receive loans.
 Armin Afzalipour
FirstName LastNameArmin
MCI Income  Fund VII, LLCAfzalipour
Comapany15,
December  NameMCI
              2022 Income Fund VII, LLC
December
Page 2    15, 2022 Page 2
FirstName LastName
Offering Circular Summary
Our Sponsor and Management, page 3

3. We note your disclosure that you, your Sponsor, Manager, and Developer are under common ownership. Please expand your disclosure to discuss the Sponsor and Manager's ability to cause the Developer to distribute or transfer cash from operations to fund other affiliated projects of the Sponsor.
Risk Factors, page 9

4. We note the risk factors under Risks Related to Real Estate Investments Generally beginning on page 25. Please provide additional risk factor disclosure addressing the different risk profiles associated with the types of collateral
underlying your loans   e.g.,
         single family residential, multi-family and commercial loans   and the
fact that investors
         will not know in advance the mix of loan types you will have, or tell us why you believe such risk factor disclosure is not warranted.
Use of Proceeds, page 29

5. We note that you have provided disclosure presenting your use of proceeds if 50% of the maximum amount is raised. Please expand your disclosure to present your use of proceeds if 75% and 25% of the maximum amount is raised.
Index to Financial Statements, page F-1

6. We note your disclosure that you reserve the right to provide financing to third parties or affiliates of you and Developer, and we note that your LLC agreement says that you have the power to fund loans to or equity investments in Megatel Homes, L.L.C., Megatel
         Holdings, LLC, and Megatel Homes III, LLC, on such terms and conditions as the
         Manager determines, in its sole discretion. Given this, please tell us whether you believe it is necessary to provide audited financial statements of these Megatel entities in your filing in order to provide investors with sufficient information to make an informed decision and provide the basis for your conclusion.
MCI Development 1, LLC
NOTES TO FINANCIAL STATEMENTS, page F-15

7. We note your disclosure that MCI Development 1, LLC (the Developer) was formed on
         August 26, 2022 and has not commenced operations. Please tell us how the Developer intends to develop, construct, redevelop, reposition and/or market for sale, the properties which it will acquire.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Armin Afzalipour
MCI Income Fund VII, LLC
December 15, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,
FirstName LastNameArmin Afzalipour
                                                           Division of
Corporation Finance
Comapany NameMCI Income Fund VII, LLC
                                                           Office of Real
Estate & Construction
December 15, 2022 Page 3
cc:       Robert R. Kaplan, Jr.
FirstName LastName